UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           Notification of Late Filing

(Check one):  [X ] Form 10-K         [   ] Form 11-K            [   ] Form 20-F
              [  ] Form 10-Q         [   ] Form N-SAR

For the Period Ended:               March 31, 2002
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[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Period Ended:
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            Nothing in this form shall be construed to imply that the
            Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.


                         PART I--Registrant Information

Full Name of Registrant:            Westell Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office:      750 North Commons Drive

City, State and Zip Code                    Aurora, Illinois 60504


                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The  accountant's  statement or other exhibit required by Rule 12b-25
       (c) has been attached if applicable.

                               PART III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed).

The Annual Report on Form 10-K of Westell Technologies, Inc. (the "Company") for the year ending March 31, 2002, could not be timely filed without unreasonable effort or expense. The reason causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

The Company is currently completing its amendment and renewal of its credit facility. As a result of the timing of the amendment and renewal, the Company has been unable to complete or formulate the necessary disclosures that are necessary to be included in the Form 10-K that reflect the results of the amendment and renewal of the credit facility.

The Company will file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.



                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

              Nicholas Hindman                630                 898-2500
     -------------------------------- ------------------- ----------------------
                   (Name)                 (Area Code)        (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [ X ] Yes         [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [ X ] Yes         [   ] No


Revenues for the year ended March 31, 2002 were $239.8 million compared with $361.5 million for the same period last year, a decrease of 34%. Pro forma net loss, which excludes the amortization of goodwill and adjustment of inventory to the lower of cost or market, was $(23.3) million or $(0.36) per share for the year ended March 31, 2002 compared with a pro forma net loss of $(22.3) million or $(0.36) per share in the year ended March 31, 2001. Consolidated net loss in the year ended March 31, 2001, including the amortization of goodwill and adjustment of inventory to the lower of cost or market, was $(167.4) million or $(2.60) per share.

                           Westell Technologies, Inc.
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                (Name of registrant as specified in its charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 1, 2002                                By: /s/ Nicholas C. Hindman
       ---------------------------                   ---------------------------
                                                     Nicholas C. Hindman
                                                     Vice President and Chief
                                                        Financial Officer